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                 February 25, 2021

       Xiaowu He
       Chief Executive Officer
       Scienjoy Holding Corp
       3rd Floor, JIA No.34, Shenggu Nanli
       Chaoyang District, Beijing 100029, China

                                                        Re: Scienjoy Holding
Corp
                                                            Registration
Statement on Form F-1
                                                            Filed February 23,
2021
                                                            File No. 333-253403

       Dear Mr. He:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal
       Branch Chief, at 202-551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology